Aerovate Therapeutics, Inc.

930 Winter Street, Suite M-500

Waltham, MA 02451

March 24, 2025

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention:	Ms. Jessica Dickerson
Mr. Chris Edwards
Ms. Tara Harkins
Ms. Sasha Parikh

Re:	Aerovate Therapeutics, Inc.
Acceleration Request for Registration Statement on Form S-4
File No. 333-283562

Requested Date:	March 25, 2025
Requested Time:	4:15 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aerovate Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to March 25, 2025, at 4:15 p.m., Eastern Time, or as soon thereafter as practicable, unless the Company requests by telephone that such Registration Statement be declared effective at some other time. The Company hereby authorizes each of Edwin O’Connor, Tevia K. Pollard and Alicia Tschirhart of Goodwin Procter LLP, counsel to the Company, to make such request on its behalf.

Once the Registration Statement is effective, please orally confirm the event with the Company’s counsel, Goodwin Procter LLP by calling Edwin O’Connor at (212) 813-8853. The Company also respectfully requests that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to the Company’s counsel, Goodwin Procter LLP, Attention: Edwin O’Connor, by email to eoconnor@goodwinlaw.com.

If you have any questions regarding this request, please contact Edwin O’Connor of Goodwin Procter LLP at (212) 813-8853.

* * *

Sincerely,

Aerovate Therapeutics, Inc.

By:	/s/ Timothy Noyes
Timothy Noyes
Chief Executive Officer

cc:

Edwin O’Connor, Goodwin Procter LLP

Tevia K. Pollard, Goodwin Procter LLP

Alicia Tschirhart, Goodwin Procter LLP

George Eldridge, Aerovate Therapeutics, Inc.

Ryan A. Murr, Gibson, Dunn & Crutcher LLP

Branden C. Berns, Gibson, Dunn & Crutcher LLP